Exhibit 21

List of Subsidiaries of First Defiance Financial Corp.

Name	Jurisdiction of Incorporation
Premier Bank	OH
First Insurance Group of the Midwest, Inc.	OH
First Defiance Risk Management, Inc.	NV
HSB Capital, LLC	OH